Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Dated December 10, 2013	Registration No. 333-185049

Scotiabank Yieldstream™ Notes are principal at risk notes designed for investors seeking an investment that makes periodic payments while having downside exposure to a broad based equity index. The product features are:

•	Fixed periodic payment (paid monthly, quarterly, semi-annually, or annually)	•	Term: 2-7 years
•	Available underlings include: S&P 500, Russell 2000, TSX60, MSCI EAFE, Euro Stoxx 50	•	100% Principal at Risk

HYPOTHETICAL INDICATIVE TERMS:
Issuer	The Bank of Nova Scotia (“Scotiabank”)
Index	The S&P 500 Index®
Tenor	2 years
Fixed Rate	4.00% per annum, paid on each applicable quarterly coupon date
Not contingent on performance of the Index
Barrier Level	80% of the initial Index level
Payment at Maturity
• If equal to or greater than Barrier Level	• Principal amount plus final periodic payment
• If less than Barrier Level	• Principal amount plus principal amount multiplied by the performance of the Index, plus final periodic payment
Currency	USD
Principal Protection	None – Full principal at risk

You may be interested in this product if:

• You are looking for an alternative to a direct equity investment with a regular stream of income payments

• You believe that the Index will neither decrease below the Barrier Level nor increase significantly

• You understand the inherent investment risks of this product

You may not be interested in this product if:

• You are looking for an investment that provides upside participation in the underlying index

• You are not seeking an investment that is subject to Scotiabank credit risk

• You are not comfortable with the risks inherent in an investment in this product

How the Product Works

A payment will be paid on the Notes on each periodic payment date, without reference to the performance of the Index.

The amount that investors will be paid on their Notes at maturity will depend on the performance of the Index.

Closing Level of the Index on the Final Valuation Date	Payment to the Investors
Equal to or greater than 80% of initial level (Barrier Level)	• Principal amount, plus
• Final periodic payment
Less than the Barrier Level	• Principal amount, plus principal amount multiplied by the performance of the Index, plus
• Final periodic payment

Hypothetical Payment on the Notes

All examples assume that the investor purchased 2 year Notes with an aggregate principal amount of $1,000, an initial level of 1,770.95, and a Barrier Level of 1,416.76 (80% of the initial level).

Example 1: On each quarterly payment date the investor receives a payment calculated as follows:

= (Principal Amount x Fixed Rate x Day Count Fraction)

= ($1,000 x 4.00% x 90/360) = $10.00 per quarter (for a total of $40.00 per annum)

On the final valuation date, the closing level of the Index is 1,900.00, which is greater than the Barrier Level. As the final level is greater than the Barrier Level, on the maturity date the investor would receive a payment equal to the principal amount plus the periodic payment calculated as follows:

= Principal Amount + (Principal Amount x Fixed Rate x Day Count Fraction)

= $1,000 + ($1,000 x 4.00% x 90/360) = $1,000 + $10.00= $1,010.00

The total payment over the term of the Notes is $1,080.00 per Note.

Example 2: On each quarterly payment date the investor receives a payment calculated as follows:

= (Principal Amount x Fixed Rate x Day Count Fraction)

= ($1,000 x 4.00% x 90/360) = $10.00 per quarter (for a total of $40.00 per annum)

On the final valuation date, the closing level of the Index is 1,334.00, which is less than the Barrier Level. As the final level is less than the Barrier Level, on the maturity date the investor would receive a payment equal to the principal amount plus the product of the principal amount and the percentage change, calculated as follows:

= $1,000 + [$1,000 x [(Final Level – Initial Level) / Initial Level]] = $1,000 + [$1,000 x [(1,334.00 – 1,770.95) / 1,770.95]] = $753.27 per Note.

The total payment over the term of the term of the Notes is $833.27 per Note.

Scotiabank: The Advantage of Global Strength and Stability

Scotiabank is a leading multinational financial services provider and Canada’s most international bank. We offer a broad range of products and services including personal, commercial, corporate and investment banking. Our financial solutions are based on an integrated global platform focused on superior industry expertise, strong product capabilities and considerable local experience and knowledge. Our dedicated industry specialists offer in-depth market intelligence, personalized service and a wide range of solutions, making Scotiabank the ideal financial services provider.

To find out how our solutions can work for you, please contact:

Tim Andrews	Keith Styrcula	Pablo Giampieri
212.225.5582	212.225.5678	212.225.5552
tim.andrews@scotiabank.com	keith.styrcula@scotiabank.com	pablo.giampieri@scotiabank.com

Alexandra Nino	Joe Hemmes
212.225.5567	212.225.5631
alexandra.nino@scotiabank.com	joseph.hemmes@scotiabank.com

The Bank of Nova Scotia (the “Bank”) has filed a registration statement (File No. 333-185049) (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

™ Trademarks used under authorization and control of The Bank of Nova Scotia. Scotiabank, together with “Global Banking and Markets”, is a marketing name for the global corporate and investment banking and capital markets businesses of The Bank of Nova Scotia and certain of its affiliates in the countries where they operate, including Scotia Capital Inc. (Member-Canadian Investor Protection Fund) and Scotia Capital (USA) Inc. (an SEC registered broker-dealer and FINRA, NYSE and NFA member). The Bank of Nova Scotia is incorporated in Canada with limited liability and is authorized and regulated by the Financial Services Authority (FSA) in the UK. Not all products and services are offered in all jurisdictions. Services described are available only in jurisdictions where permitted by law.

This transaction overview does not purport to specify or summarize all of the terms, conditions or provisions which would be contained in the actual transaction documents. The transaction overview does not constitute any form of commitment or recommendation on the part of Scotia Capital (USA), Inc. or any of its affiliates or associated companies. Neither this transaction overview nor any other written or oral information made available to you will form the basis of any contract.

Scotia Capital (USA), Inc. does not give legal, tax or accounting advice or opine on the tax, legal, accounting and regulatory consequences of the transactions described herein and is not and does not hold itself out to be an advisor as to tax, legal accounting or regulatory matters in any jurisdiction. You, together with your own professional advisors, should independently evaluate the transactions and make your own judgment regarding the effects and benefits of the transactions described herein. Further, you acknowledge that Scotia Capital (USA), Inc. makes no statements or representations about US or Canadian tax, legal, accounting, or regulatory matters. Nothing in this transaction overview should be considered to be a statement or representation as to the legal, tax or accounting consequences of the transactions.

The transaction overview does not purport to be all-inclusive or to contain all the information that you may desire in deciding whether or not to participate in the transaction. No representation or warranty, express or implied, is or will be made in relation to the accuracy or completeness of this transaction overview or any other written or oral information made available to you or your advisers and no responsibility or liability is or will be accepted by Scotia Capital (USA), Inc. and its respective affiliates or by any of their respective employees or agents in relation to it. Scotia Capital (USA), Inc. and its respective affiliates and associated companies and their respective officers, employees and agents expressly disclaim any liability which may be based on this transaction overview or such information, and any errors therein or omissions there from. You should seek the advice of your own professional advisers about the consequences of the proposals contained herein.